Exhibit 17.1

NOTICE OF RESIGNATION

September 6, 2023

Gerald L. Nies, Chairman of the Board
of Riverview Bancorp, Inc. and Riverview Bank
and to the Chairman or Board of Directors of
each other entity referenced below
900 Washington Street, Suite 900
Vancouver, WA  98660

Ladies and Gentlemen:

I, Kevin J. Lycklama, hereby resign as director, member of the any committee, President and Chief Executive Officer of, and from any other director, officer or other position I may hold with, Riverview Bancorp, Inc., a Washington corporation, Riverview Bank, a Washington state-chartered commercial bank, Riverview Services, Inc., a Washington corporation, Riverview Trust Company, a Washington state-chartered trust company, and any and all affiliates of any of the foregoing, each effective as of September 6, 2023.

Very truly yours,

/s/ Kevin Lycklama
Kevin J. Lycklama